U.S. Securities and Exchange Commission
Washington, D.C. 20549

OCT 28 2003

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03035659

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 2003-S19 *10-27-03*
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of September, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By:

Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2003, that the information set forth in this statement is true and complete.

By: _____
(Name)

_____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RFC03S19 A1

Bond Description

Name / Class:	RFC03S19E A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	4.000000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$100,356,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$100,356,000.00				

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL	NULL
99-04	4.106	4.196	4.214	4.214	4.225					
99-08	4.091	4.162	4.177	4.177	4.185					
99-12	4.076	4.129	4.140	4.140	4.146					
99-16	4.061	4.096	4.103	4.103	4.107					
99-20	4.046	4.062	4.066	4.066	4.067					
99-24	4.032	4.029	4.029	4.029	4.028					
99-28	4.017	3.996	3.992	3.992	3.989					
100-00	4.002	3.963	3.955	3.955	3.950					
100-04	3.987	3.930	3.918	3.918	3.911					
WAL	11.02	4.23	3.75	3.75	3.52					
Mod. Dur	8.43	3.76	3.38	3.38	3.19					
Spread	-35.4	112.0	134.0	134.0	144.6					
First Date	10/25/04	10/25/04	10/25/04	10/25/04	10/25/04					
Last Date	05/25/22	08/25/11	08/25/10	08/25/10	09/25/09					

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
COB: 10/20/2003								
OnTR Yld	0.917	1.050	1.294	1.824	2.322	3.289	4.419	5.329
OnTR/Swp Spd	0.950	1.042	1.305	1.831/38	2.302/52	3.282/41	4.341/41	5.203/30
OnTR Price	99-24+	99-15+	100-19+	99-19+	100-06	99-09	99-08+	102-15+

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.068	100-18+	98-06

1 Mo L	3 Mo L	1LCof	Prime
1.120	1.170	1.946	4.000

CAP VOLS (years)

	1	2	3	5	10	30
Prepay Knobs	47.340	49.260	45.170	36.220	26.000	20.070
Turnover Level						
Turnover Ramp						
Refi Vol						
Refi Elb Shift						
Burnout Severity						
Burnout Timing						
Settings	0	0	0	0	0	0

SWAPTION VOLS (years)

	1 X 10	5 X 10	10 X 10
3 X 5	24.740	25.980	17.640	12.970
Lockin Severity				
Lockin Rate	0	0	0	0
MRate Shift				
Refi Ramp				
Surge				

	Model Version	Collateral Override	Term Override
Price-2- Call			
No	0	50	DEFAULT	DEFAULT

This material is for your private information, and we are not soliciting any action based upon it. Certain transactions, including those involving futures, options, and other derivative products give rise to substantial risk and are not suitable for all investors. Opinions expressed are our present opinions only. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, and buy or sell, securities, futures, or options identical with or related to those herein.

RFC 03S19 A4

Bond Description

Name / Class:	RFC03S19E A4	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	5.250000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$25,272,000.00	Srve Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$25,272,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL
98-16	5.405	5.480	5.497	5.497	5.524				
98-20	5.395	5.461	5.477	5.477	5.500				
98-24	5.384	5.442	5.456	5.456	5.477				
98-28	5.373	5.424	5.435	5.435	5.453				
99-00	5.363	5.405	5.415	5.415	5.430				
99-04	5.352	5.386	5.394	5.394	5.406				
99-08	5.342	5.367	5.373	5.373	5.383				
99-12	5.331	5.349	5.353	5.353	5.359				
99-16	5.320	5.330	5.332	5.332	5.336				
WAL	19.42	8.55	7.59	7.59	6.48				
Mod. Dur	11.86	6.71	6.09	6.09	5.35				
Spread	54.8	134.0	156.2	156.2	182.1				
First Date	05/25/22	08/25/11	08/25/10	08/25/10	09/25/09				
Last Date	01/25/24	01/25/13	04/25/12	04/25/12	01/25/11				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

	1 mo	3 mo	6 mo	9 mo	12 mo	Life
AVG						
CPR						

COB: 10/20/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.917	1.050	1.294	1.824	2.322	3.289	4.419	5.329
OnTwSrp.Spd	0.950	1.042	1.305	1.831/38	2.302/52	3.282/41	4.341/41	5.203/00
OnTR Price	99.24+	99.15+	100-19+	99-19+	100-06	99-09	99-08+	102-15+

	30Mtg	FNS.5Nor	FNS.6Nor
30Mtg	6.068	100-18+	98-06
15Mtg	5.106		

1 Mo L	3 Mo L	1 LCof	Prime
1.120	1.170	1.946	4.000

CAP VOLS (years)

1	2	3	5	10	30
47.360	49.260	45.170	36.220	26.000	20.070

Prepay Knobs	Turnover Level	Turnover Ramp	Ref Vol	Ref Elb Shift	Burnout Severity	Burnout Timing
Settings	0	0	0	0	0	0

SWAPTION VOLS (years)

3 X 5	1 X 10	5 X 10	10 X 10
24.740	25.980	17.640	12.970

LockIn Severity	LockIn Rate	MRate Shift	Refi Ramp	Surge
0	0	0	0	0

Model Version	Collateral Override	Term Override
0	DEFAULT	DEFAULT

Price-2-Call	
No	
50	

This material is for your private information, and we are not soliciting any action based upon it. Certain transactions, including those involving futures, options, and other derivative products give rise to substantial risk and are not suitable for all investors. Opinions expressed are our present opinions only. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, and buy or sell, securities, futures, or options identified with or related to those herein.

RFC03 S19 A5

Bond Description

Name / Class:	RFC03S19E A5	Coll. Type:	WL
Cusip:		Orig. Balance:	$413,223,140.50
Coupon:	5.250000 %	Net Coupon:	5.250000 %
Formula:	N/A	Gross Coupon:	5.800000 %
Orig. Balance:	$47,906,000.00	Srvc Fee:	0.550000 %
Factor:	1.00000000	Orig. Term:	360 mos
Factor date:	10/01/2003	Current WAM:	358 mos
Current Cap:	N/A	Current Age:	1 mos
Current Floor:	N/A	WAVG Loansize:	n/a
Cur. Balance:	$47,906,000.00		

PAC Bands:	n/a
Settlement Date:	10/30/2003
Issue Date:	10/01/2003
First Pay Date:	11/25/2003
Maturity Date:	n/a
Days Delay:	24

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL	NULL
99-24	5.284	5.282	5.265	5.265	5.260					
99-28	5.255	5.250	5.211	5.211	5.200					
100-00	5.226	5.218	5.157	5.157	5.140					
100-04	5.197	5.187	5.104	5.104	5.080					
100-08	5.168	5.155	5.050	5.050	5.020					
100-12	5.140	5.123	4.997	4.997	4.961					
100-16	5.111	5.092	4.944	4.944	4.902					
100-20	5.082	5.060	4.891	4.891	4.842					
100-24	5.053	5.029	4.838	4.838	4.783					
WAL	5.23	4.72	2.60	2.60	2.29					
Mod. Dur	4.30	3.92	2.33	2.33	2.08					
Spread	183.7	199.5	286.2	286.2	299.6					
First Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03					
Last Date	10/25/13	03/25/13	03/25/10	03/25/10	09/25/07					

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

	AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR							

COB: 10/20/2003	1 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	10 Year	10 Year
OnTR Yld	0.917	1.050	1.294	1.824	2.322	3.288	4.418	5.329	
OnTRSwp Spd	0.950	1.042	1.307	1.837/38	2.302/52	3.278/41	4.337/41	5.203/30	
OnTR Price	99-24+	99-15+	100-19+	99-19	100-06	99-09+	99-10	102-15+	

1 Mo L	3Mo L	11Csf	Prime	15Mtg	30Mtg	FN5.5Nov	FN5.0Nov	
1.120	1.170	1.946	4.000	5.306	6.068	100-18+	98-06	

CAP VOLS (years)

	1	2	3	5	10	10
	47.340	49.260	45.170	36.220	26.000	20.070

Prepay Knobs	Turnover Level	Turnover Ramp	Refl Vel	Refl Elb Shift	Burnout Severity	Burnout Timing
Settings	0	0	0	0	0	0

SWAPTION VOLS (years)

	3 X 5	1 X 10	5 X 10	10 X 10
	24.740	25.980	17.640	12.970

Lockin Severity	Lockin Rate	Mkate Shift	Refl Ramp	Surge	Model Version	Collateral Override	Term Override
0	0	0	0	0	0	DEFAULT	DEFAULT
							.50

Price-2- Call	
	No

RFC03 S19 A7

Bond Description

Name / Class:	RFC03S19E A7	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	6.000000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$62,683,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$62,683,000.00				

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL	NULL
98-14	6.144	6.174	6.364	6.477	6.697					
98-18	6.137	6.163	6.332	6.434	6.630					
98-22	6.129	6.152	6.301	6.390	6.563					
98-26	6.122	6.142	6.270	6.347	6.495					
98-30	6.115	6.131	6.239	6.304	6.429					
99-02	6.107	6.121	6.208	6.260	6.362					
99-06	6.100	6.110	6.177	6.217	6.295					
99-10	6.092	6.100	6.146	6.174	6.228					
99-14	6.085	6.089	6.115	6.131	6.162					
WAL	20.45	12.83	5.13	3.44	2.07					
Mod. Dur	16.98	11.90	4.05	2.91	1.88					
Spread	125.1	164.5	292.8	372.1	452.3					
First Date	11/25/13	03/25/13	11/25/03	11/25/03	11/25/03					
Last Date	01/25/28	06/25/20	02/25/14	11/25/12	11/25/06					

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 10/20/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.917	1.050	1.294	1.824	2.322	3.288	4.418	5.329
OnTR/Swp Spd	0.950	1.042	1.307	1.837/38	2.302/52	3.278/41	4.337/41	5.203/30
OnTR Price	99-24+	99-15+	100-19+	99-19	100-06	99-09+	99-10	102-15+

1 Mo L	3Mo L	11Caf	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.068	100-18+	98-06

CAP VOLS (years)

	1	2	3	5	10	30
	47.340	49.260	45.170	36.220	26.000	20.070

Prepay Knobs	Turnover Level	Turnover Ramp	Ref Vol	Refi Elb Shift	Burnout Severity	Burnout Timing
Settings	0	0	0	0	0	0

SWAPTION VOLS (years)

	1 X 5	1 X 10	5 X 10	10 X 10
	24.740	25.980	17.640	12.970

	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
	0	0	0	0	0	0	50	DEFAULT / DEFAULT

Price-2-Call
No

RFC03 S19   A9

Bond Description

Name / Class:	RFC03S19E A9	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$413,223,140.50	Settlement Date:	10/30/2003
Coupon:	5.250000 %	Net Coupon:	5.250000 %	Issue Date:	10/01/2003
Formula:	N/A	Gross Coupon:	5.800000 %	First Pay Date:	11/25/2003
Orig. Balance:	$34,397,000.00	Srvc Fee:	0.550000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	10/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$34,397,000.00				

CMO Price -> Yield Sensitivity Table

Curve type: Static

Price	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA	NULL	NULL	NULL	NULL
91-00	5.942	5.968	6.271	6.360	6.558				
91-04	5.932	5.958	6.257	6.344	6.539				
91-08	5.922	5.948	6.242	6.327	6.519				
91-12	5.913	5.937	6.227	6.311	6.500				
91-16	5.903	5.927	6.212	6.295	6.481				
91-20	5.893	5.917	6.198	6.279	6.462				
91-24	5.883	5.907	6.183	6.263	6.443				
91-28	5.874	5.897	6.168	6.247	6.424				
92-00	5.864	5.887	6.154	6.231	6.406				
WAL	29.23	26.67	13.95	12.28	9.70				
Mod. Dur	13.96	13.43	9.26	8.48	7.15				
Spread	60.5	75.6	167.2	183.8	217.1				
First Date	05/25/32	09/25/27	02/25/14	11/25/12	01/25/11				
Last Date	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 1020/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	Mi Year
OnTR Yd	0.917	1.051	1.394	1.824	2.323	3.291	4.415	5.329
OnTR6/Sep.Spd	0.950	1.042	1.307	1.837/58	2.302/52	3.282/41	4.335/41	5.203/30
OnTR Price	99.24+	99.15+	100-19+	99.19	100-06	99-09	99-10	102-15+

1 Mo L	.Mo L	11CuT	Prime
1.120	1.170	1.946	4.000

15Mtg	30Mtg	FN5.5Nov	FN5.0Nov
5.306	6.058	100-18+	98-06

CAP VOLS (years)					
1	2	3	5	10	30
47.340	49.260	45.170	36.220	26.000	20.070

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.740	25.980	17.640	12.970

Price-2
Call
No

Prepy Knobs	Turnover Ramp	Turnover Level	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing
Settings	0	0	0	0	0	0

LockIn Severity	LockIn Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
0	0	0	0	0	0	50	DEFAULT

This material is for your private information, and we are not soliciting any action based upon it. Certain transactions, including those involving futures, options, and other derivative products give rise to substantial risk and are not suitable for all investors. Opinions expressed are our present opinions only. The material is based upon information that we consider reliable, but we do not represent that it is accurate or complete, and it should not be relied upon as such. We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, and buy or sell, securities, futures, or options identical with or related to those herein.